Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

						Three Months
	For the Year Ended December 31,					Ended March
	2004	2005	2006	2007	2008	31,2009

Earnings (loss):
Net loss attributable to common stockholders	$(29,545)	$(38,032)	$(56,966)	$(63,457)	$(96,847)	$(20,674)

Add fixed charges:
Interest expense on indebtedness	469	825	697	630	(530)	105
Interest expense on Dr. Falk Pharma GmbH obligation	—	—	—	555	745	167
Estimated interest on rent expense	373	525	568	871	2,272	358

Total adjusted loss	$(28,703)	$(36,682)	$(55,701)	$(61,401)	$(94,360)	$(20,044)

Fixed charges:
Interest expense on indebtedness	$469	$825	$697	$630	$(530)	$105
Interest expense on Dr. Falk Pharma GmbH obligation	—	—	—	555	745	167
Estimated interest on rent expense	373	525	568	871	2,272	358
Accretion of dividends on redeemable preferred stock	225	225	225	225	225	56
Accretion of dividends on Convertible preferred stock	5,865	7,638	657	—	—	—

Total fixed charges	$6,932	$9,213	$2,147	$2,281	$2,712	$686

Coverage deficiency	$(35,635)	$(45,895)	$(57,848)	$(63,682)	$(97,072)	$(20,730)